UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Announces First Quarter 2013 Results

•                  First quarter 2013 revenue of £144.2 million, up 9.7% on Q4 ‘12

•                  Net loss of £17.4 million or (15.42) pence per fully diluted share.  Adjusted net income(1) of £10.8 million, or 9.57 pence per fully diluted share. Net loss includes £28.2 million of FX translation losses on long term loans

•                  Strong momentum in Semiconductor and improving Emerging Technology revenues balanced a quieter quarter within General Vacuum and Service

•                  Generated £23.0 million in net cash from operating activities, and £22.7 million in Management operating cash flow(2) and ended the quarter with cash and cash equivalents of £94.7 million

•                  Adjusted EBITDA rose to £28.8 million, delivering a 20% margin - within long term target range

•                  Strong cash conversion, repayment of $18.1 million (£11.9 million) under term loan during the quarter

Crawley, West Sussex, United Kingdom — April 30, 2013 — Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) announced results of its operations for the first quarter ended March 31, 2013.

Jim Gentilcore, CEO of Edwards said “We have continued to see good momentum across the Semiconductor sector as it recovered from its cycle low point in Q4 ‘12, and also enjoyed growth in FPD within the Emerging Technologies sector.  This allowed us to come in towards the top end of our guidance range, despite General Vacuum and Service being relatively quiet.

In my first two months at the helm, I have visited most of our key locations, and am very encouraged by the quality and capabilities of the team we can deploy to address the range of opportunities before us.  Our growth strategy remains on track and we have seen a number of notable wins and improved order flow across the business, which gives me greater confidence in the medium term outlook.”

David Smith, Chief Financial Officer, said, “The significant improvement in the semiconductor industry environment drove revenue growth in the quarter.  When combined with the actions we took at the end of last year on cost control, this has allowed us to quickly achieve margins back within our long term target range, including Adjusted EBITDA at 20%.

We were also very pleased to have been able to take advantage of attractive conditions in the debt markets to refinance our debt.  In addition to a 75 basis point interest rate reduction we extended the duration of our long term debt out to 2020, as well as continuing our program of debt reduction.

Looking out to the second quarter, we anticipate revenue of £145 million to £160 million and Adjusted net income of £12 million to £15 million, reflecting a continued improvement in customer sentiment and semiconductor demand.  While we remain cautious at this stage as certain territories such as Europe and Japan are still affected by macro-economic headwinds, there may be some pull forwards into Q2 ‘13 by semiconductor customers of orders that we had originally expected to deliver in the second half.”

On a sequential quarterly basis, revenue increased 9.7% to £144.2 million (Q4 2012: £131.4 million).  The Company recorded a net loss of £17.4 million, or a loss of 15.42 pence per share (Q4 2012: £2.3 million net loss, or 2.04 pence per share) due to foreign exchange losses (in particular weaker sterling vs. US dollar) on the end-of-quarter revaluation of long term loans.

Adjusted net income grew by 31.7% to £10.8 million, or 9.57 pence per share (Q4 2012: £8.2 million or 7.27 pence per share), due to increased revenue, higher margins and cost saving initiatives.  Adjusted EBITDA(3) increased to £28.8 million or 20.0% of revenue (Q4 2012: £20.8 million or 15.8% of revenue) and gross margin rose by 5.8 percentage points to 36.2%.

When compared to the first quarter of the prior year, revenue declined 10.5% from £161.1 million to £144.2 million, principally due to reduced sales volumes.  Adjusted net income declined 26.5% from £14.7 million to £10.8m or 14.65 pence to 9.57 pence per fully diluted share. Adjusted EBITDA decreased by 10.0% from £32.0 million to £28.8 million. Gross margin was stable compared to the prior year at 36.2% despite lower revenues.

Key Data

	Three months ended March 31			Three months ended Dec 31
			%		%
	2013	2012	Change	2012	Change
	£m	£m		£m
Revenue	144.2	161.1	-10.5%	131.4	9.7%

Gross Profit	52.2	58.4	-10.6%	39.9	30.8%
Gross margin	36.2%	36.3%	-0.1pts	30.4%	5.8pts

Net (Loss)/ Income	(17.4)	13.3		(2.3)

Weighted average shares -
- basic	112,848,333	100,348,333		112,848,333
-diluted (4)	112,850,376	100,348,333		112,848,333

	(pence)	(pence)		(pence)
(Loss)/Earnings per share- basic and diluted	(15.42)	13.25		(2.04)

Adjusted EBITDA(3)	28.8	32.0	-10.0%	20.8	38.5%
Adjusted EBITDA margin	20.0%	19.9%	0.1pts	15.8%	4.2pts

Adjusted Net Income(1)	10.8	14.7	-26.5%	8.2	31.7%
Adjusted Net Income margin	7.5%	9.1%	-1.6pts	6.2%	1.3pts

	(pence)	(pence)		(pence)
Adjusted net income per share- basic and diluted	9.57	14.65	-34.7%	7.27	31.7%

Management operating cash flow(2)	22.7	18.0	26.1%	19.5	16.4%

Cash and cash equivalents	94.7	93.2		98.2
Net debt(5)	(276.9)	(349.8)		(265.4)
Net leverage(6)	2.5x	2.6x		2.6x

See Appendix for exchange rate information.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, purchase price accounting (“PPA”) amortization, non-cash compensation expense and tax shield on adjustments.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan and a further 2,149,340 options were issued to employees under the Group-wide Share Save scheme. On February 28, 2013 a further, 300,000 options were granted under the Company’s equity plan.

(5) Net debt is defined as the sum of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement as amended and restated in March 2013 and is calculated in US Dollars. The amendment in March 2013 replaced Proforma Adjusted EBITDA as defined in the previous version of the agreement with Adjusted EBITDA as defined by the Company and used in this document. Reporting periods prior to Q1 2013 have not been restated for the leverage calculation. Net debt excludes unamortized fees relating to bank term loans.

Application Sector Performance

	Three months ended March 31			Three months ended December 31
			%		%
	2013	2012	increase /decrease	2012	increase /decrease
	£m	£m		£m

Semiconductor	52.0	73.3	-29.1%	37.2	39.8%
General Vacuum	38.8	39.2	-1.0%	42.7	-9.1%
Emerging Technologies	14.0	10.2	37.3%	10.2	37.3%
Service	39.4	38.4	2.6%	41.3	-4.6%
	144.2	161.1	-10.5%	131.4	9.7%

Semiconductor saw strong revenue growth in Logic, and particularly in Foundry which was up nearly 40%.  Memory recovered well from its low point in Q4 ‘12, supported by significant order flow from specialist manufacturers who were investing in NAND capacity. Two of the top three capex spenders were very active in Q1 ‘13, and OEM revenues were up over 30% reflecting increased confidence. Two EUV systems were delivered to end users early in the quarter.

General Vacuum was marginally down on the prior year, and declined 9.1% from the fourth quarter as all sectors paused after a particularly strong final quarter of 2012.  Both R&D and Industrial sectors were up just under 5% on the prior year, helped by strength in Europe and Asia respectively.  Macro factors continued to impact Europe, while there were significant new prospects in Asia, in particular for Industrial applications.

Emerging Technology revenue grew strongly, up 37.3% over both prior periods almost entirely due to increased FPD sales, principally OLED-related deliveries in Korea.  Solar and LED remain at subdued levels, with customer orders focused on improving existing line efficiency rather than adding new capacity.

Service revenue grew 2.6% compared to the prior year period helped by growth in Taiwan and China of around 40%.  This included a record quarter for China helped by the FPD sector in particular. Japan, Korea and Europe were more subdued. On a sequential quarterly basis there was an expected decline in Service revenue following a particularly strong second half of 2012, which included a significant one-off project.

Additional Quarterly Financial Information

Cost of sales for the first quarter was £92.0 million, a decrease of £10.7 million compared to the prior year period, principally reflecting lower revenue, although gross profit margin was stable.

Sales, general and administrative expenses were also unchanged at £24.9 million. Total spending on research and development before capitalization was £6.8 million, equating to 4.7% of revenue, with absolute spend decreasing by £0.5 million compared to the prior year period.  Restructuring and transaction costs of £4.7 million included a £2.7 million charge for severance and a £1.5million charge with respect to early retirement obligations with respect to the additional cost reduction actions announced last quarter.

The Company’s ending cash and cash equivalents balance at March 31, 2013 was £94.7 million (Q4 2012: £98.2 million).  During the first quarter, the Company generated £23.0 million in cash from operations. Management operating cash flow was strong at £22.7 million in the first quarter of 2013, a 79% cash conversion, up £4.7 million from the prior year period (Q1 2012: £18.0 million).  Inventory levels were stable at £93.2 million, equivalent to 105 days (Q4 2012: £93.8 million, 112 days). Cash used in investing activities totaled £4.8 million, split evenly between capitalized R&D, software and fixed assets.

The Company’s indebtedness at March 31, 2013 rose to £373.7 million, of which £25.7 million was due to foreign exchange revaluation of the debt (due to US dollar strengthening against Sterling. Within the quarter, the Company repaid $18.1 million as part of the amendment and restatement of the First Lien Debt Agreement.  Overall, the Company’s net debt increased by £11.5 million to £276.9 million with a net leverage ratio of 2.5x.

The Company recorded a non cash net tax credit of £3.9 million for the quarter as a result of lower taxable profits and the tax holiday granted by the South Korean tax authority.

Business Developments in Q1 2013

Edwards made progress within a number of its growth strategies in the first quarter. This included increased participation in development work for the 450mm wafer program, and achieving significant market share in recent FPD orders, with a number of mandates won or shortlisted by China’s leading display manufacturer, BOE.

Within General Vacuum, the GXS pump range has continued to grow in its penetration, particularly within Asia, ranging from industrial processes to R&D projects. Edwards also received its first order for nXDS pumps for use within a chemical deposition process for cultured diamonds, replacing a key competitor, together with a mandate for a large US steel contractor producing corrosion resistant pipe for the Oil and Gas industry.  Edwards is in negotiations for a number of key steel projects in other geographies, with good prospects for further market share gains.

On a corporate level, Edwards continued to progress its China expansion project and expects to commence ground works in Q2 ‘13 for its planned new facility in Qingdao, and commenced the construction of new technical development labs at its Technology Centre in the UK.

Edwards also took advantage of favorable market conditions to refinance its long term debt, reducing its interest costs by 75bp and extending the tenor out to 2020, as well as continuing its program of debt reduction.

Guidance

For the second quarter of 2013, Edwards anticipates revenue of £145 million to £160 million reflecting continued momentum within semiconductor and emerging technology. The company expects to achieve Adjusted net income of £12 million to £15 million, or 10 pence to 13 pence per fully diluted share.

For the purpose of calculating Adjusted net income per share in the second quarter of 2013, the Company assumes a weighted average of 112,850,376 fully diluted shares outstanding.

Details of all line items to reconcile the non—GAAP measure, Adjusted net income, to the most comparable GAAP measure, net income, for the three months ended June 30, 2013 are not reasonably available at this time. The calculation of currency translation gain/(loss) on external and intra—group debt is calculated using the closing mid-point spot rate of £1.00 to US$1.5185  at 4:00 PM (London time) on March 31, 2013.

Company Earnings Conference Call

The Company will conduct a conference call today at 8:00 AM Eastern Time to discuss the financial results for its first quarter ended March 31, 2013.

The U.S. dial in number is 877-246-9875 and the non-U.S. dial in number is +1 707-287-9353.  The passcode is 44086469.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 855- 859-2056 and the non-U.S. dial in number is +1 404-537-3406.  The replay passcode is 44086469.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services.  These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

Edwards Group Limited

Consolidated Income Statement

(UNAUDITED)

	Three months ended March 31
	2013	2012
	£m	£m
Revenue	144.2	161.1

Cost of sales	(92.0)	(102.7)

Gross Profit	52.2	58.4

Sales, general & admin excluding amortization	(24.9)	(24.9)
R&D costs excluding amortization	(5.3)	(5.1)
Restructuring and transaction costs	(4.7)	(3.2)
Amortization	(5.2)	(4.5)
Share based compensation expenses	(0.6)	—
Total administrative expenses	(40.7)	(37.7)
Other gains/ (losses)	2.6	0.2

Operating Income	14.1	20.9

Finance income and costs	(35.4)	(5.2)

(Loss)/Income before income taxes	(21.3)	15.7

Income tax credit/(expense)	3.9	(2.4)

Net (Loss)/Income	(17.4)	13.3

Weighted average number of shares - basic	112,848,333	100,348,333
Weighted average number of shares — fully diluted	112,850,376	100,348,333
Earnings per share attributable to the equity holders of the company
	(pence)	(pence)
(Loss)/Earnings per share — basic	(15.42)	13.25
(Loss)/Earnings per share — fully diluted	(15.42)	13.25

Edwards Group Limited

Consolidated Balance Sheets

(UNAUDITED)

	March 31, 2013	December 31, 2012
	£m	£m
Non-Current assets
Goodwill	207.3	205.0
Intangible assets	190.2	190.7
Property, plant and equipment	125.5	125.9
Other receivables	7.4	7.9
Deferred tax assets	24.4	19.4
Derivative financial instruments	0.9	2.3
	555.7	551.2

Current assets
Inventories	93.2	93.8
Trade receivables	95.2	78.4
Other receivables	16.3	15.6
Derivative financial instruments	2.2	5.2
Current tax receivables	0.9	1.6
Bank deposits	2.1	2.0
Cash and cash equivalents	94.7	98.2
	304.6	294.8
Total assets	860.3	846.0

Current liabilities
Borrowings and finance leases	(4.1)	(4.0)
Derivative financial instruments	(10.2)	(7.4)
Trade payables	(54.4)	(48.5)
Other payables	(46.2)	(39.1)
Provisions	(13.7)	(15.2)
Current tax liabilities	(5.8)	(1.5)
	(134.4)	(115.7)

Non-current liabilities
Borrowings and finance leases	(369.6)	(361.6)
Derivative financial instruments	(6.6)	(5.7)
Other payables	(3.5)	(3.3)
Provisions	(34.5)	(33.3)
Retirement benefit obligations	(14.2)	(14.9)
Deferred tax liabilities	(45.8)	(51.7)
	(474.2)	(470.5)
Share capital	(0.2)	(0.2)
Share premium	(53.8)	(53.8)
Reserves	(197.7)	(205.8)
Total equity attributable to shareholders of the company	(251.7)	(259.8)
Total equity and liabilities	(860.3)	(846.0)

Edwards Group Limited

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months ended March 31
	2013	2012
	£m	£m
Net (Loss)/Income	(17.4)	13.3

Adjusted for:
-taxation	(3.9)	2.4
-net finance cost	7.2	7.9
-unrealized foreign exchange	25.9	(3.4)
-amortization	5.2	4.5
-depreciation	4.2	3.9
-loss on sale of property, plant & equipment	—	(0.6)
-share based compensation expenses	0.6	—
-changes in working capital and other items
-changes in inventories	4.4	(8.5)
-changes in receivables	(5.5)	10.5
-changes in payables	3.3	(8.7)
-changes in provisions	(1.0)	(2.5)
Cash generated from operations	23.0	18.8
Income tax paid	0.1	(0.9)
Net cash generated from operating activities	23.1	17.9
Purchases of property, plant and equipment	(1.7)	(4.1)
Sales of property, plant and equipment	—	—
Purchases of intangible assets	(3.2)	(2.6)
Interest received	0.1	0.2
Total cash flows from investing activities	(4.8)	(6.5)
Interest paid	(8.3)	(7.1)
Drawdown of debt	1.1	—
Repayment of debt	(12.5)	(1.6)
Payment of transaction fees	(6.5)	—
Total cash flows from financing activities	(26.2)	(8.7)

Net (decrease) / increase in cash and cash equivalents	(7.9)	2.7
Cash and cash equivalents at the beginning of the period	98.2	91.8
Effects of foreign exchange rate changes	4.4	(1.3)
Cash and cash equivalents at the end of the period	94.7	93.2
Cash and cash equivalents comprise:
Cash at bank and in hand	94.7	93.2

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation and as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about our performance. Management operating cash flow is not a measure of liquidity.

	Three months ended March 31		Three months ended December 31
Unaudited	2013	2012	2012
	£m	£m	£m
Net (Loss)/Income	(17.4)	13.3	(2.3)
Interest	7.2	7.9	6.7
Taxation	(3.9)	2.4	(8.7)
Depreciation	4.2	3.9	4.6
Amortization	5.2	4.5	4.7
EBITDA	(4.7)	32.0	5.0
Finance income and costs excluding interest	28.2	(2.6)	8.6
Restructuring and transaction costs	4.7	3.2	6.0
(Profit) /loss on sales of PP&E (excluding amounts charged to restructuring and transaction costs)	—	(0.6)	0.7
Share based compensation expenses	0.6	—	0.5
Adjusted EBITDA	28.8	32.0	20.8

Changes in trade working capital	2.2	(7.4)	8.8
Net cash payments for capital expenditures	(4.8)	(6.1)	(8.8)
Other cash movements and non-cash items	(3.5)	(0.5)	(1.3)
Management operating cash flow	22.7	18.0	19.5

Net (Loss)/Income	(17.4)	13.3	(2.3)
Restructuring and transaction costs	4.7	3.2	6.0
Currency translation (gain) /loss	28.2	(2.6)	8.6
PPA amortization	2.5	2.6	2.5
Share based compensation expenses	0.6	—	0.5
Tax shield on adjustments	(7.8)	(1.8)	(7.1)
Adjusted net income	10.8	14.7	8.2

Additional Information and Notes to the Financial Statements

1.             Basis of Presentation

Edwards Group Limited was incorporated in the Cayman Islands on February 10, 2012. To facilitate the issuing of ADSs on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. Edwards Group Limited is resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended March 31, 2013 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group Ltd for the year ended December 31, 2012 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                      Revenue by Geography

	Three months			Three months
	ended March 31,			ended December 31,
	2013	2012	% increase	2012	% increase
	£m	£m	/decrease	£m	/decrease
Europe	24.1	28.0	-13.9%	23.1	4.3%
Americas	43.6	45.9	-5.0%	42.5	2.6%
South Korea	26.5	41.0	-35.4%	16.7	58.7%
Japan	14.7	19.2	-23.4%	18.0	-18.3%
Taiwan	18.1	14.0	29.3%	14.1	28.4%
China	10.6	8.6	23.3%	10.6	—%
Other Asia	6.6	4.4	50.0%	6.4	3.1%
Total sales	144.2	161.1	-10.5%	131.4	9.7%

3.             Administrative Expenses

	Three months
	ended March 31,
	2013	2012
	£m	£m
Sales and marketing	10.4	12.1
General and administrative (excluding amortization)	8.8	8.5
Bonus	5.7	4.3
Sales, general and administrative expenses (excluding amortization)	24.9	24.9
R&D excluding amortization	5.3	5.1
Restructuring and transaction costs	4.7	3.2
Amortization (excluding PPA amortization)	2.7	1.9
PPA amortization	2.5	2.6
Share based compensation expenses	0.6	—
Total administrative expenses	40.7	37.7

4.                                      Research and Development Costs (excluding amortization)

	Three months ended March 31,
	2013	2012
	£m	£m
Research and development expensed in the income statement excluding amortization	5.3	5.1
Capitalization of development expenditure	1.5	2.2
Total research and development spending	6.8	7.3
Research and development spending as a percentage of revenue	4.7%	4.5%

5.                                      Finance Income and Costs

	Three months ended March 31,
	2013	2012
	£m	£m
Interest income and costs	(6.8)	(7.3)
Foreign exchange (losses)/gains on bank and intra-group loans	(28.2)	2.6
Fees and amortization of fees	(0.4)	(0.5)
Finance income and costs	(35.4)	(5.2)

6.                                      Capital Expenditures

	Three months
	ended March 31,
	2013	2012
	£m	£m
Research and development capitalized	1.5	2.2
Property plant & equipment (PP&E) and other intangibles	3.3	3.8
Restructuring PP&E	0.1	0.7
Total capital expenditure	4.9	6.7

7.                                      Long term Debt

On March 26, 2013, we entered into an amendment and restatement agreement to the First Lien Credit Agreement.  The amendment, among other things, refinanced and replaced the Company’s existing credit facilities with a $560 million term loan facility and a $90 million revolving facility which is undrawn, and extended the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. We incurred arrangement fees with respect to the facilities of £6.5 million (USD 9.8million). In connection with the amendment we repaid an $11.5 million tranche of the term loan due in May 2014 and $6.6 million of the original loan.

8.                                      Reconciliation of Net Debt

	As of January 1, 2013	Cash flow	Other non- cash movements	Exchange movements	As of March 31, 2013
	£m	£m	£m	£m	£m

Cash and cash equivalents	98.2	(7.9)	—	4.4	94.7
Bank deposits	2.0	—	—	0.1	2.1
Cash at bank	100.2	(7.9)		4.5	96.8

Bank term loans	(355.6)	11.9	—	(25.1)	(368.8)
Unamortized fees relating to the bank term loans	4.9	6.5	(0.3)	—	11.1
Other loans	(10.8)	(0.8)	—	(0.3)	(11.9)
Finance leases	(4.1)	0.3	—	(0.3)	(4.1)
Total borrowings and finance leases	(365.6)	17.9	(0.3)	(25.7)	(373.7)

Total Net Debt	(265.4)	10.0	(0.3)	(21.2)	(276.9)

		Basic		Diluted
	Shares Outstanding	Weighted average shares Quarter	Weighted average shares Year to date	Weighted average shares Quarter	Weighted average shares Year to date
December 2012	112,848,333	112,848,333	108,408,442	112,848,333	108,408,442
March 2013	112,848,333	112,848,333	112,848,333	112,850,376	112,850,376

Appendix:                                      Supplemental Information for Lenders Under the First Lien Credit Agreement

	June 30,	September 30,	December 31,	March 31,
	2012	2012	2012	2013	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	55.6	41.1	33.4	44.8	174.9

Secured facilities
First lien					560.0
Total senior debt					560.0

Other borrowings					24.3
Total senior debt and other					584.3

Less:
Cash and cash equivalents					143.8
Bank deposits					3.3
Total cash at bank					147.1

Consolidated net debt					437.2

Net leverage					2.5x

On March 26, 2013, we entered into an amendment and restatement agreement to the First Lien Credit Agreement.  The amendment in March 2013 replaced Proforma Adjusted EBITDA as defined in the previous version of the agreement with Adjusted EBITDA as defined by the Company and used in this document. The principal difference is that Proforma Adjusted EBITDA excluded the capitalization of Development Expenditure. Reporting periods prior to Q1 2013 have not been restated.

Exchange Rates

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, and March 31, 2013 were: 1.5704, 1.5831, 1.5791, 1.6059 and 1.5548 respectively.

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.5978 for March 31, 2012; 1.5685 for June 30, 2012: 1.6148 for September 30, 2012, 1.6255 for December 31, 2012 and 1.5185 for March 31, 2013.

Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5501 for January 2012; 1.5793 for February 2012; 1.5822 for March 2012; 1.5986 for April 2012; 1.5954 for May 2012; 1.5542 for June 2012; 1.5589 for July 2012; 1.5713 for August 2012: 1.6104 for September 2012; 1.6081 for October 2012; 1.5965 for November 2012; 1.6133 for December 2012, 1.5988 for January 2013; 1.5512 for February 2013; and 1.5077 for March 2013.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
	Name:	ADAM RAMSAY
	Title:	LEGAL DIRECTOR